Exhibit 2.1

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PURCHASE AND SALE AGREEMENT

     This Purchase and Sale Agreement (including all exhibits, attachments and schedules attached hereto, “Agreement”) is made and entered into as of the 13th day of April, 2004, by and between eFunds Corporation, a Delaware corporation (“Purchaser”), Penley, Inc., a Georgia corporation (the “Company”), and, for the limited purposes and in the capacities expressly set forth herein, Bruce F. Lowthers, Jr. and Cleve B. Shultz (collectively, the “Principal Shareholders”) and the other individuals and entities named on Exhibit A attached hereto (together with the Principal Shareholders, collectively, the “Sellers” and individually a “Seller”).

     WHEREAS, each Seller (a) is the owner of the number of issued and outstanding shares of capital stock of the Company as is set forth opposite such Seller’s name on Exhibit A attached hereto, or (b) is the holder of the right to acquire the number of shares of capital stock of the Company (the “Option Shares”) set forth opposite such Seller’s name on Exhibit A pursuant to the Penley, Inc. Equity Compensation Plan (the “Plan”); and

     WHEREAS, the Sellers collectively own one hundred percent (100%) of the issued and outstanding shares of capital stock of the Company and hold one hundred percent (100%) of the outstanding options to acquire capital stock of the Company; and

     WHEREAS, Purchaser desires to purchase and acquire all of the outstanding shares of capital stock of the Company, including all of the rights to acquire the Option Shares owned by Sellers (collectively referred to as the “Shares”), on the terms and conditions set forth in this Agreement; and

     WHEREAS, Sellers are willing to sell the Shares to Purchaser upon the terms and conditions set forth in this Agreement.

     NOW, THEREFORE, in consideration of the premises, the respective covenants and commitments of Sellers, Purchaser and the Company set forth herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

Article I.
Purchase and Sale of the Shares

     Upon the terms and subject to the conditions set forth in this Agreement, each Seller hereby agrees to sell, assign and transfer the Shares of such Seller to Purchaser, and Purchaser hereby agrees to purchase and acquire each such Seller’s Shares.

Article II.
Purchase Price

     2.1 Amount. The total purchase price to be paid by Purchaser for the Shares shall be an amount equal to the sum of:

     (a) Five Million Dollars ($5,000,000); plus

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     (b) the Contingent Cash Payments (as defined on Exhibit B), if any, calculated in accordance with Exhibit B to this Agreement.

     2.2 Manner of Payment. All amounts set forth herein are stated in U.S. dollars. The purchase price shall be paid to Sellers in the following manner:

     (a) On the Closing Date (as defined in Section 7.2 below), Purchaser shall pay the Sellers’ Representative (as defined in Section 9.1 below) four million five hundred thousand Dollars ($4,500,000) by wire transfer to an interest bearing bank account at Wachovia in the name of “Bruce F. Lowthers, Jr. FBO Penley Shareholders Disbursement Account” (the “Penley Disbursement Account”). Sellers’ Representative and Sellers have entered a separate agreement providing for disbursing funds from the Penley Disbursement Account to the Sellers (the “Disbursement Agreement”), pursuant to which, among other things, Sellers’ Representative shall be permitted to deduct the costs and expenses of Sellers (as contemplated by Section 10.9 below) and the costs of administering the Penley Disbursement Account from the Penley Disbursement Account prior to disbursing the funds in such Penley Disbursement Account to the Sellers. By signing this Agreement, each Seller acknowledges that all payments of the purchase price for the Shares made to the Sellers’ Representative pursuant to this Agreement shall constitute payment to the Sellers and that Purchaser has no liability for Sellers’ Representative’s failure to disburse the funds to the Sellers in accordance with the Disbursement Agreement. The purchase price amount to be allocated to each Seller as of the Closing (prior to deducting expenses) is set forth opposite such Seller’s name under the heading “Cash at Closing” on Exhibit A.

     (b) Five hundred thousand ($500,000) shall be withheld and retained by Purchaser in a separate interest bearing investment account, and shall be invested in substantially the same manner and shall bear interest or provide returns at a rate substantially similar to other investment accounts maintained by Purchaser, in the exercise of reasonable business judgment, for its own funds (the “Penley Indemnification Account”). No disbursements, releases or transfers of funds shall be made from the Penley Indemnification Account unless either (i) a written consent of the Sellers’ Representative and an authorized representative of Purchaser authorizing such action is executed and delivered, or (ii) a final resolution occurs pursuant to the provisions of Section 8.7 ordering the release of funds therefrom for the purpose of paying the indemnification obligations of Sellers pursuant to Article VIII of this Agreement or delivering funds to Sellers. All portions of such retained amount in excess of the amount of Indemnification Losses (as defined in Section 8.2 below) paid to Purchaser in accordance with Article VIII or subject to a then outstanding Required Notice (as defined in Section 8.5 below) which has not been settled in accordance with Article VIII, together with any and all interest and returns accrued thereon from the date of this Agreement through and including the date of payment thereof is made to Sellers, shall be paid in cash by Purchaser by check or wire transfer (at Sellers’ Representatives option) to Sellers’ Representative on or before May 2, 2005 for payment by the Sellers’ Representative to the Sellers (after deduction of expenses and costs by the Sellers’ Representative pursuant to the Disbursement Agreement) in the proportion that the

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number of Shares held by each Seller bears to the total number of all Shares held by all Sellers collectively, as shown on Exhibit A (the “Fully Diluted Percentage”).

     (c) Any portion of the retained amount remaining in the Penley Indemnification Account after payments to Sellers is made as required pursuant to Section 2.2(b) above shall be held in such account until final resolution of the Indemnification Claims (as defined in Section 8.4 below) with respect to which a Required Notice had been delivered prior to the first anniversary of the Closing Date is achieved in accordance with the terms of Article VIII below, and within two (2) business days of such resolution, shall be paid (1) in the event and to the extent such resolution favors Sellers, with interest thereon as specified in Section 2.2(b) above, to Sellers (after deduction of expenses and costs by the Sellers’ Representative pursuant to the Disbursement Agreement) in the same proportion as described in Section 2.2(b) above, or (2) in the event and to the extent such resolution favors Purchaser, to Purchaser in satisfaction of such Indemnification Claims.

     (d) The contingent cash amount, if any, of the purchase price shall be paid in accordance with Exhibit B to the Sellers’ Representative, subject to the Purchaser’s right to offset such amount as set forth in Article VIII below.

Article III.
Representations, Warranties and Covenants of the Company

     As a material inducement to Purchaser to enter into this Agreement and with the understanding that Purchaser will be relying thereon in consummating the purchase of the Shares contemplated hereunder, the Company represents, warrants and agrees that, except as otherwise disclosed to Purchaser on the Exhibits and Schedules to this Agreement:

     3.1 Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of Georgia and has all requisite corporate power and authority to own and lease its assets and properties and to carry on its business as it is now being conducted. The copies of the articles of incorporation and bylaws of the Company, which have been delivered to Purchaser, are true and complete copies of the articles of incorporation and bylaws of the Company currently in effect.

     3.2 Subsidiaries, etc. The Company does not own an equity interest in any corporation, partnership, joint venture, or other enterprise of any form or nature.

     3.3 Qualification. The Company is duly qualified to engage in business as a foreign corporation in each of the states listed on Exhibit C, and there is no other U.S. jurisdiction wherein the character of the properties owned or leased by the Company or the nature of the business conducted by the Company makes necessary the qualification, licensing or domestication of the Company as a foreign corporation, except where failure to so qualify is not reasonably likely, individually or in the aggregate, to have a material adverse effect on the Company’s financial condition or ability to perform its obligations under this Agreement.

     3.4 Financial Statements, (a) Attached to this Agreement as Exhibit D is the balance sheet of the Company as of December 31, 2003 and the statements of income and cash flow for the fiscal year then ended and the balance sheet of the Company as of February 29, 2004 and the

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statements of income and cash flow for the eleven-month period then ended. Such financial statements (i) present fairly in all material respects the financial condition of the Company as of their respective dates, (ii) present fairly in all material respects the results of operations of the Company for the periods covered by such financial statements, (iii) except for the lack of both footnotes and statements of shareholders’ equity, except for period-end adjustments (none of which will be material), and except as disclosed therein, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with past practices (“GAAP”) and (iv) include all adjustments required by GAAP to be made and that are necessary for a fair presentation of the financial condition of the Company and the results of the Company’s business operations for the periods covered by such statements, provided, however, such financial statements have not been audited. As of February 29, 2004, the Company did not have any debts, liabilities or obligations of any nature (whether absolute, accrued or contingent and whether due or to become due) which are not reflected on Exhibit D or which are not otherwise disclosed on Exhibits to this Agreement or Schedules delivered pursuant to Section 3.6, other than those arising in the ordinary course of business. The financial statements include appropriate reserves for all taxes and other liabilities accrued as of February 29, 2004 but not yet payable.

     3.5 Capitalization. The authorized capital stock of the Company consists of (i) 15,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), of which 2,000,000 shares are issued and outstanding, and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share, of which no shares are issued and outstanding. Exhibit A sets forth the names, number of Shares and the Fully Diluted Percentage of Shares held of record by Sellers and the same constitute all of the issued and outstanding shares of capital stock of the Company. All of the outstanding shares of the Company’s capital stock have been validly issued and are fully paid and nonassessable. Except as reflected on Exhibit A and for the options outstanding as of the date of this Agreement to purchase 70,000 shares of Common Stock under the Plan, the Company has not issued and there are no outstanding subscriptions, options, warrants, contracts, calls, commitments or other purchase rights of any nature or character (including preemptive rights) relating to the Company’s authorized but unissued capital stock. Pursuant to the provisions of Section 4.7, on the Closing Date and as of Closing (as defined in Section 7.1 below), all Option Shares shall terminate and be cancelled such that after the Closing Date no option or other rights to acquire capital stock of the Company issued by the Company prior to Closing shall exist. The Company has adopted the resolutions and taken appropriate action to cause the Plan to be terminated and all options thereunder cancelled in accordance with the provisions of Section 4.7 below.

     3.6 Schedules. Each of the following Schedules, which have been furnished to Purchaser by the Company and which are incorporated herein by reference, is complete in all material respects and the information contained therein is correct in all material respects as of the date of each Schedule which date shall not be later than the date of this Agreement:

     Schedule 1: This Schedule lists all equipment, machinery, furniture, fixtures, furnishings, leasehold improvements and other similar property that is owned by the Company and that is material to its business and is being used by the Company in connection with the business conducted by it.

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     Schedule 1A: This Schedule lists each motor vehicle owned by the Company, together with vehicle identification numbers, the person to whom the vehicle is assigned and the location of the vehicle, and the name of the lessor or financing company and balance owed on any such lease or loan.

     Schedule 2: This Schedule lists each lease for real property, whether written or oral, to which the Company is a party, and any other instrument under which the Company claims or holds an interest in real property owned by another person.

     Schedule 2A: This Schedule lists each lease and license agreement, whether written or oral, to which the Company is a party, for the use of any material personal property used by the Company in its business.

     Schedule 3: This Schedule lists all of the following intellectual property owned or used by the Company in its business, which is material to its business and the provision of its identity verification and fraud prevention services to its customers: all trademarks, trade names, service names, service marks, copyrights, patents, patent licenses, domain names, trade secrets, applications for any and all of the foregoing and registrations thereof, and software or computer programs.

     Schedule 4: This Schedule lists the following agreements to which the Company is a party and which are in effect as of the Closing, to the extent such agreements are not set forth on other Schedules:

     (i) Each contract, agreement or commitment the full performance of which is not complete and which has been made in the ordinary course of business by the Company involving an expenditure by the Company of more than $25,000 in any fiscal year for the purchase of any services, materials, supplies or equipment.

     (ii) Each contract, agreement or commitment the full performance of which is not complete and which has been made by the Company for delivery of its products or services which has a term extending more than ninety (90) days from the date of this Agreement and pursuant to which the Company was paid an aggregate amount of more than $25,000 during its fiscal year ended December 31, 2003.

     (iii) Each contract or commitment for capital expenditures by the Company in excess of $25,000 in any fiscal year.

     (iv) Each agreement for the sale of any capital asset of the Company in excess of $25,000.

     (v) Each employment contract or agreement relating thereto between the Company and any officer, consultant, director or employee, including any bonus, incentive or deferred compensation plans, any confidentiality or non-compete agreements, and any arrangements which encourage or compensate the

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Company’s employees to remain employed or providing services to the Company under such agreement following the Closing Date.

     (vi) Each plan or contract or arrangement of the Company, providing for pensions, life insurance, medical insurance, disability insurance, vacations, options or rights to acquire equity, and other employees’ benefits or compensation plans whether written or oral.

     (vii) Each agreement, if any, with any union covering employees in the bargaining unit represented by such union.

     (viii) Each material agreement not made in the ordinary course of the Company’s business.

     (ix) Each contract between the Company and any reseller, dealer, distributor, broker, sales agent or sales representative with a term extending beyond the date of this Agreement.

     (x) Each contract or agreement executed with respect to the property listed in Schedule 3.

     (xi) Each agreement not otherwise listed on the Schedules to which the Company is a party, the breach or default of which had, or is reasonably likely to have, a material adverse effect on the Company.

     Schedule 5: This Schedule lists each policy of liability, property damage, comprehensive, vehicle, workers’ compensation, key man, disability, fidelity, errors and omissions, directors’ and officers’ and other forms of insurance owned or maintained by the Company since January 1, 2003 (and not listed on Schedule 4) and contains a brief description of any claims pending or made thereunder in excess of one thousand dollars ($1,000) during such period of time.

     Schedule 6: This Schedule lists all governmental permits, licenses, exemptions, variances, and other governmental approvals and authorizations held or required to be held by the Company which are necessary for the Company to conduct its business as presently conducted.

     Schedule 7: This Schedule lists all personal property owned by any third parties (whether a customer, supplier, employee, or other person) for which the Company is a “warehouseman” or “bailee” as defined in Article 7, Section 7-102 of the Delaware Uniform Commercial Code – Documents of Title, other than leased property set forth on Schedule 2A.

     Schedule 8: This Schedule lists each bank or other financial institution in which the Company has an account or depository arrangement, including account number, purpose of account and the names of all persons authorized to take any actions with respect thereto.

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     Schedule 9: This Schedule lists each employee of the Company and the position, title, remuneration (including any scheduled salary and remuneration increases), the date of employment and accrued vacation pay of each such employee.

     3.7 No Defaults. Each of the leases, contracts, agreements and insurance policies listed on Schedules 2, 2A, 4 and 5 referred to in Section 3.6 is in full force and effect as of the date hereof. The Company is not in default or breach in any material respect under any of such leases, contracts, agreements and policies, and to the Company’s knowledge, no other party to any such leases, contracts, agreements and policies is in default or breach in any material respect thereunder (other than failure by one or more of such other parties to make timely payment of accounts receivable arising thereunder). True and complete copies of all documents listed on any Schedule delivered pursuant to Section 3.6 have heretofore been delivered or made available to Purchaser or will be made available upon request.

     3.8 Accounts and Notes Receivable. To the extent they exceed the reserves for doubtful accounts, the accounts and notes receivable of the Company as set forth in the financial statements attached as Exhibit D, and all accounts receivable of the Company that have arisen since February 29, 2004 are valid obligations due to the Company and to the Company’s knowledge will be collectible by the Company in the ordinary course of business. To the Company’s knowledge, such accounts and notes receivable are not subject to valid defenses or offsets except routine customer complaints of an immaterial nature.

     3.9 Termination of 401 (k) Plan. Prior to the Closing Date, the Company has adopted resolutions to terminate its 401(k) plan effective as of a time prior to the Closing.

     3.10 Taxes. The Company has filed all tax returns (including, but not limited to: income, excise, franchise, property, payroll, sales, use and other tax returns or reports) that are material and are required to be filed by it, as of the date hereof (including any extensions available therefor), by any foreign country, the United States of America and any state or other political subdivision thereof. The Company has paid all taxes and assessments shown as due with respect to the time periods covered by such returns or reports. The amounts shown as provisions for taxes in the financial statements attached as Exhibit D are sufficient for the payment of all unpaid federal, foreign, state or local taxes of the Company accrued for or applicable to all periods ended on or prior to the date of this Agreement. There are no present disputes between the Company and any tax authority as to taxes of any nature payable by the Company. The Company’s income tax returns have not been audited by the Internal Revenue Service nor any other taxing authority.

     3.11 Lawsuits, Proceedings, etc. Except as set forth on Schedule 3.11, there is no action or proceeding pending or, to the Company’s knowledge, threatened against the Company which if determined adversely to the Company is reasonably likely to result in any material adverse change in the condition, financial or otherwise, of the Company’s business or assets, taken as a whole. No order, writ, injunction or decree against the Company has been issued by or, to the Company’s knowledge, requested of, any court or governmental agency which has or, if issued, is reasonably likely to result in any material adverse change in the Company’s assets or properties or in the financial condition of the Company or its business.

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     3.12 Compliance with Law. The Company is not currently being charged with a violation of, nor is it operating its business in violation in any material respect of any applicable federal, state or municipal laws, regulations or ordinances including, without limitation, the federal Foreign Corrupt Practices Act, the federal Occupational Safety and Health Act of 1970, or the regulations promulgated thereunder (“OSHA”), the federal Fair Credit Reporting Act, or any other applicable federal, state or municipal statute, law, regulation or ordinance relating to occupational health and safety, nor is the Company relying on any exemption from or deferral of any such applicable statute, law or regulation that to its knowledge would not be available to it after Purchaser acquires the Shares from Sellers.

     3.13 Health and Safety Matters. (a) As used in this Section 3.13, the following terms shall have the following meanings:

     (i) “Health and Safety Laws and Regulations” shall mean any and all federal, state and local laws, statutes, codes, ordinances, regulations, rules, policies, consent decrees, judicial orders, administrative orders or other legal requirements relating to human health, safety, the natural environment and the workplace environment (including OSHA and the Americans with Disabilities Act of 1990, as amended in the regulations promulgated hereunder (“ADA”), all as amended or modified from time to time).

     (ii) “Property” shall refer to any real property leased by the Company pursuant to leases listed on Schedule 2A and any other real property that has been previously owned or used by the Company in the operation of its business.

     (iii) “Regulatory Action(s)” shall mean any claim, demand, action or proceeding brought or instigated by any governmental authority in connection with any Health and Safety Laws and Regulations (including without limitation civil, criminal and/or administrative proceedings), whether or not seeking costs, damages, penalties or expenses.

     (b) The Company has complied with all Health and Safety Laws and Regulations in the operation of its business. There have been no actual or, to the Company’s knowledge, threatened Regulatory Actions with respect to or against the Company or its business. No toxic or hazardous substances or wastes, pollutants or contaminants of any kind or nature (including, without limitation, asbestos, urea formaldehyde, radon, polychlorinated biphenyls, petroleum products, and any hazardous substance as defined in any Health and Safety Laws and Regulations) have been generated, treated, stored, released or disposed of by the Company, or otherwise placed, deposited in or located by the Company or the Property in violation in any material respect of any Health and Safety Laws and Regulations.

     3.14 Post Balance Sheet Changes. Except as set forth on the Schedules and Exhibits to this Agreement, from the date of the financial statements through the date of this Agreement, and except as contemplated by this Agreement, the Company has not: (a) changed its authorized stock or issued, sold, bought or redeemed any rights to subscribe to or warrants to purchase or entered into any agreements, commitments or obligations to issue, sell, buy or redeem any shares

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of its capital stock; (b) incurred any material obligation or liability (absolute or contingent), other than current liabilities incurred, and obligations under contracts entered into, in the ordinary course of business; (c) discharged or satisfied any lien or encumbrance or paid any material obligation or liability (absolute or contingent), other than liabilities shown in the financial statements or current liabilities incurred in the ordinary course of business; (d) mortgaged, pledged or subjected to lien, charge or other encumbrance any asset, tangible or intangible, other than such Liens as are permitted pursuant to Section 3.18 below; (e) waived any rights of substantial value, whether or not in the ordinary course of business; (f) suffered any claim, damage, destruction or loss, whether or not covered by insurance, materially adversely affecting its assets or its business; (g) made or suffered any amendment or termination of any material contract or agreement which materially adversely affects its business; (h) received written notice or had knowledge of any labor dispute other than routine grievance matters, none of which is material; (i) increased the salaries or other compensation of any of its directors, officers or employees or made any material increase in other benefits to which such directors, officers or employees are entitled; (j) instituted any bonus, benefit, profit sharing, stock option, pension, retirement plan or similar arrangement, or made any changes in any such plans or arrangements presently existing, except as provided in Sections 3.9, 4.4 and 4.7; (k) sold, assigned, transferred or otherwise disposed of any of its assets or cancelled any material debts or claims, other than in the ordinary course of business; (1) declared or made any distribution or dividend payments to any of its shareholders, officers or employees, other than wages, salaries and employee benefits paid or made available to employees in the ordinary course of business; (m) made any declaration setting aside the payment of any dividend or any distribution in respect of its capital stock or any redemption, purchase or other acquisition of any capital stock of the Company; (n) modified its articles of incorporation or bylaws; (o) revalued any of its assets, except for write-offs, discounts and other write-downs made in the ordinary course of business; or (p) entered into any transactions not in the ordinary course of business.

     3.15 No Breaches, etc. The Company is not (i) in violation or breach of any of the terms or conditions of the Company’s articles of incorporation or bylaws or other organizational documents, (ii) in violation or breach of any mortgage, bond, indenture, or other agreement, contract, instrument or obligation for borrowed funds, to which the Company is a party or by which its assets are bound or (iii) in violation or breach, in any material respect, of any statute, regulation, judgment, writ, injunction or decree of any court, entered in a proceeding or action in which the Company is or was a participant or to which any of its assets are subject. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any breach or acceleration of, any of the terms or conditions of the Company’s articles of incorporation or bylaws or other organizational documents or of any mortgage, bond, indenture, agreement, contract, license or other instrument or obligation to which the Company is a party or by which its assets are bound, nor will they result in any violation of any statute, regulation, judgment, writ, injunction or decree of any court entered in a proceeding or action in which any of its assets are subject, except, in each case, for breaches or violations which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Company.

     3.16 Condition of the Company’s Assets. All of the Company’s material tangible assets are currently in good and usable condition, ordinary wear and tear excepted. To the Company’s knowledge, there are no material defects in such assets which, in the aggregate,

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adversely affect the operation or value of such assets in the Company’s business. Such assets and the other properties being leased by the Company pursuant to the leases described on Schedules 2 or 2A pursuant to Section 3.6 constitute all of the material operating assets being utilized by the Company in the conduct of its business.

     3.17 Changes in Suppliers and Customers. To the Company’s knowledge, none of the suppliers supplying products, components, data, materials or services to the Company that are material to the Company’s ability to provide its identity verification and fraud protection products and services currently intends to cease selling such products, data or services to the Company or to limit or reduce such sales of products, data or services to the Company, nor has the Company received written notice that any customer of the Company that paid in excess of $10,000 to the Company during its fiscal year ended December 31, 2003 currently intends to terminate, limit or reduce in any material respect its business relations with the Company.

     3.18 No Liens or Encumbrances. The Company has good and marketable title to all of the property and assets, tangible and intangible, owned by it and employed in the operation of its business, free of any mortgages, liens, claims, charges, leases, security interests, pledges, easements, encumbrances and title retention agreements of any kind whatsoever (collectively, “Liens”) except for (i) license and similar use rights granted to its customers, resellers and others pursuant to agreements in the ordinary course of business, (ii) such property and assets as may be leased by the Company pursuant to leases described on Schedules 2 or 2A delivered pursuant to Section 3.6, and (iii) such Liens as are set forth on the Schedules.

     3.19 Employees. As of the date of this Agreement, the Company has received no notice from management or key employees of the Company that such management or key employee currently intends to terminate his or her employment with the Company. There is not pending or, to the Company’s knowledge, threatened any labor dispute, strike or work stoppage against the Company which is likely to interfere with the continued operation of the business activities of the Company. Neither the Company nor any representative or employee of the Company has committed any unfair labor practices in connection with the operation of the Company’s business, and there is not pending or, to the Company’s knowledge, threatened any charge or complaint against the Company by the National Labor Relations Board or any comparable state agency.

     3.20 Obligations and Liabilities. Since February 29, 2004, except as contemplated by this Agreement, the Company has not incurred any indebtedness, obligation, or liability of any kind or nature whatsoever, absolute or contingent, known or unknown, choate or inchoate, liquidated or unliquidated, secured or unsecured, except obligations and liabilities reflected on Exhibit D or undertaken in or pursuant to any of the agreements listed on the Schedules referred to in Section 3.6 or Section 3.11 or incurred in the ordinary course of business.

     3.21 Intangible Property Rights.

     (a) The Company owns or holds valid license or other rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets and other intellectual property used in the conduct of the Company’s business as now conducted. Except as set forth on Schedule 3.21, to the Company’s knowledge, the Company does not infringe

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upon the right of any person under or with respect to any of the above. The Company has not received any notice of any infringement or misappropriation by, or conflict from, any third party with respect to the Company’s trademarks; no claim by any third party contesting the validity of the Company’s trademarks has been made, is currently outstanding or, to the knowledge of the Company, is threatened; and the Company has not received any written notice that the Company’s trademarks infringe, misappropriate or violate the intellectual property rights of any third party.

     (b) To its knowledge, the Company is not obligated or under any liability to make any payments by way of royalties, fees or otherwise to any owner of, licensor of, or other claimant to any patent used in the conduct of its business, nor is the Company presently under any license or contract requiring it to pay royalties or fees with respect to third- party trademarks, copyrights or other intellectual property in connection with the conduct of the Company’s business, other than fees or obligations for the license or use of software, trademarks, logos and similar property in the ordinary course of business.

     (c) The Company has not received notice of any claim, nor does it have knowledge that the Company does not either (i) own or (ii) have the right to the use of all know how, trade secrets, inventions, designs, processes, computer programs and technical data necessary to the development, manufacture, operation and sale of all products and services sold by it, free and clear of any rights, liens and claims of others that interfere with the Company’s current ownership or use thereof in any material adverse respect. To its knowledge, the Company is not using any confidential information or trade secrets of any former employer of any of its past or present employees in violation of any agreement with respect thereto.

     (d) The Company has used and is using all third party software required for its production platform under and in accordance with a valid license from the respective third party, and each such license permits the software to be used in production and as part of a service package. Except as disclosed in the Schedules, the Company has a valid license to use all third-party software which is material to developing and providing its identity verification and fraud prevention products and services to its customers as currently provided.

     (e) The Company has taken reasonable security measures to protect the secrecy and confidentiality of the trade secrets referred to in paragraph (c) of this Section 3.21.

     3.22 No Brokers or Finders. The Company has not employed any broker or finder or incurred any liability for any broker’s commission or fee in connection with the transactions contemplated by this Agreement.

     3.23 Real Estate. The Company owns no real property. The real property leased by the Company is generally suitable for the purposes for which it is being used. To the knowledge of the Company, no condemnation proceeding is pending or threatened with respect to any real property, building, improvement or structure listed on Schedule 2.

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     3.24 Affiliate Transactions. Other than pursuant to or as disclosed in the Schedules and Exhibits to this Agreement, no officer, director, shareholder of ten percent (10%) or more of the Company’s capital stock or employee of the Company or to the Company’s knowledge, any entity in which any of such persons owns any beneficial interest (other than any publicly-held corporation whose stock is traded on a national or regional securities exchange, Nasdaq or in the over-the-counter market and less than two percent of the stock of which is beneficially owned by any of such persons) (collectively “insiders”), has any agreement with the Company, including agreements involving indebtedness of insiders to the Company (other than normal employment arrangements) or, to the Company’s knowledge, any interest in any property, real, personal or mixed, intellectual, tangible, used in the business of the Company (other than ownership of capital stock of the Company).

     3.25 ERISA. With respect to each of the Company’s employee benefit plans that is listed on Schedule 4 to this Agreement and that is qualified for federal income tax exemption under Sections 401 (a) or 501 (a) of the Internal Revenue Code (the “Code”), each plan complies in all material respects with the requirements of the Employee Retirement Income Security Act (“ERISA”) and the Code (either as a matter of law or to obtain the intended tax treatment and tax benefits). The Company (a) has not engaged in any transaction that would subject it to a tax, penalty or liability for prohibited transactions imposed under ERISA or Section 4975 of the Code in an amount which would be material to the financial condition of the Company; (b) complied with all material reporting, disclosure and other requirements of ERISA and the Code as they related to such plan; (c) does not have an accumulated funding deficiency (as defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived; and (d) has made all required contributions under each such plan for all periods through and including the period ending prior to the date of this Agreement. As of the date hereof, no material liability to the Pension Benefit Guaranty Corporation has been or is expected to be incurred with respect to any of such plans.

     3.26 Consents (General). The Company has obtained all consents, waivers or releases to the transactions contemplated by this Agreement that are required under any of the agreements of the Company to effectively continue the business and operation of the Company, as conducted immediately prior to Closing, following the Closing of the transactions contemplated by this Agreement. Notwithstanding the proceeding sentence of this Section 3.26, Company and Purchaser hereby agree that this Section 3.26 shall not apply to any agreements to which the Company is a party which are referenced in Section 3.27 below.

     3.27 Customer, Reseller and Certain Other Consents. The Company has obtained all consents, waivers or releases to the transactions contemplated by this Agreement that are required to be obtained under any of the agreements set forth on Exhibit F in order that the transactions contemplated by this Agreement do not constitute a breach or violation of, or result in a right of termination or acceleration under any such agreement. Notwithstanding anything herein to the contrary, Company and Purchaser hereby agree that the only co-location or reseller agreements or agreements with Company customers subject to Indemnification Claims as set forth in Article VIII of this Agreement are those set forth on Exhibit F hereto.

     3.28 Withholding Taxes. The Company or Sellers’ Representative agrees to (a) withhold from the proceeds otherwise distributable to any holder of Option Shares all applicable

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federal and state withholding taxes, and (b) to report and remit such taxes to the appropriate taxing authorities.

     3.29 March 31, 2004 Balance Sheet. The Company agrees to prepare and deliver to Purchaser, on or before the tenth day following the Closing Date, a balance sheet of the Company as of March 31, 2004 and statements of income and cash flows for the twelve-month period then ended. Such financial statements shall be prepared on the same basis as the financial statements delivered pursuant to Section 3.4(a), and the delivery of such financial statements shall be deemed to update the representations and warranties made by the Company in Section 3.4.

     3.30 Representations and Warranties. The representations and warranties contained in this Article III have been made by the Company with the understanding that the Purchaser is relying thereon, and subject to the provisions of Article VIII, shall remain operative regardless of any investigation at any time made by or on behalf of Purchaser and shall not be deemed merged in any document or instruction so executed or delivered by Company or Sellers.

Article IV.
Representations, Warranties and Covenants of Each Seller

     As a material inducement to Purchaser to enter into this Agreement and with the understanding that Purchaser will be relying thereon in consummating the purchase of the Shares contemplated hereunder, each Seller, severally and not jointly with any of the other Sellers, represents and warrants with respect to itself and agrees (other than Section 4.8, which shall only apply to the Principal Shareholders) as follows:

     4.1 Share Ownership. Seller owns or has an option to acquire, beneficially and of record, the number of Shares set forth opposite such Seller’s name on Exhibit A, which Shares will be sold to Purchaser free and clear of any claims, liens, charges, options, equities, and encumbrances or other restrictions which would in any way impair such Seller’s right to effectively sell or transfer such Shares. There are no outstanding subscriptions, options, warrants, contracts, calls, commitments or other purchase rights of any nature or character (including preemptive rights) arising out of the acts or omissions of Seller relating to Seller’s Shares.

     4.2 No Brokers or Finders. Such Seller has not employed any broker or finder or incurred any liability for any broker’s or finder’s commission or fee in connection with the transactions contemplated by this Agreement.

     4.3 Other Business Information. For a period of one (1) year following the Closing Date, such Seller shall, at Purchaser’s expense, make available to Purchaser such other information relating to the past business operations of the Company in such Seller’s possession as Purchaser may reasonably request for use in satisfying all federal Securities Exchange Commission (“SEC”) filing requirements.

     4.4 Termination of 401 (k) Plan. Sellers acknowledge that, prior to the Closing Date, the Company has taken steps necessary to cause the Company to terminate the Company’s 401(k) plan effective as of a time prior to the Closing.

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     4.5 No Indebtedness to or Claims Against Company. Such Seller does not owe any money to the Company. Except as set forth in the Schedules and Exhibits hereto and except as provided in this Agreement and in the agreements entered in connection herewith, such Seller has no claim or cause of action against the Company except (if such Seller is an employee of or otherwise providing services to the Company) for accrued compensation, benefits and expenses.

     4.6 Each Seller to Pay Taxes. Each Seller agrees to pay all taxes, assessments, charges, penalties or interest owed by such Seller as a result of the purchase and sale of the Shares contemplated by this Agreement and any actual or deemed distribution to such Seller in his, her or its capacity as a shareholder or optionholder for any period ending on or prior to the Closing Date or any transaction consummated on or prior to the Closing Date (excluding the tax liability of the Company arising from the conduct of the Company’s business in the ordinary course of business operations) and shall indemnify and hold the Purchaser, the Company and the other Sellers harmless from such liability.

     4.7 Option Matters. Each Seller acknowledges that he, she or it has been informed that, on or before the Closing Date, the Company has adopted resolutions to terminate, cancel or take such other steps as are necessary so that all agreements and understandings between the Company or its employees, representatives and other persons or entities with respect to subscriptions, warrants, options, conversion rights or any agreements outstanding to purchase or otherwise acquire from the Company any shares of capital stock or other securities of the Company of any kind, including Option Shares, or any options or warrant agreements or any option awards issued in connection with the Plan are no longer in effect after the Closing Date. In furtherance of the foregoing, effective upon consummation of the Closing, (i) the Company has terminated its Plan and each agreement entered into with respect to the Plan and (ii) each option or right with respect to Option Shares which is outstanding prior to the Closing Date shall be cancelled and extinguished in exchange for payment of the purchase price for such Option Shares as set forth on Exhibit A, which is the net purchase price for such Option Shares (i.e. which is net of the applicable strike price for such Option Shares). Except as specifically provided in this Section 4.7, each warrant, option or other right to acquire shares of the Company that is issued and outstanding immediately prior to the Closing Date shall be canceled and no consideration shall be paid or issued in exchange therefor. In addition, the Company shall receive on or prior to the Closing Date a cancellation agreement from each holder of an option and each holder of a warrant to purchase shares of Company common stock in form and substance satisfactory to Purchaser (“Cancellation Agreements”), acknowledging such cancellation and termination of options, warrants and the Plan. The holders of Option Shares acknowledge that the Company or Sellers’ Representative will withhold from the payments described in Section 2 all amounts subject to applicable federal and state withholding requirements.

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Article V.
Representations, Warranties and Covenants of Purchaser

     As a material inducement to Sellers to enter into this Agreement and to consummate the purchase and sale contemplated hereunder, and with the understanding that Sellers will be relying thereon in consummating the purchase of the Shares contemplated hereunder, Purchaser hereby represents, warrants and covenants as follows:

     5.1 Organization and Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware, and has all requisite corporate power and authority to own and lease its assets and properties, to carry on its business as now conducted, to enter into this Agreement and to consummate the transactions and perform the obligations contemplated by this Agreement.

     5.2 Corporate Authorization. The execution, delivery and performance of this Agreement by Purchaser have been duly authorized by proper corporate action of Purchaser and are within its corporate powers. This Agreement constitutes the legal, valid and binding obligation of Purchaser and is enforceable against Purchaser in accordance with its terms.

     5.3 Qualification. Purchaser is duly qualified to engage in business as a foreign corporation in each jurisdiction wherein the character of the properties owned or leased by Purchaser or the nature of the business conducted by Purchaser makes necessary the qualification, licensing or domestication of Purchaser as a foreign corporation, except where failure to so qualify is not reasonably likely, individually or in the aggregate, to have a material adverse effect on the Purchaser’s financial condition or ability to perform its obligations under this Agreement.

     5.4 No Violation. No authorizations or consents of any third party or governmental authority are necessary on behalf of Purchaser in connection with the execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby. The execution and delivery of this Agreement and the other purchase agreements entered pursuant hereto to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the Board of Directors of Purchaser in accordance with its certificate of incorporation and bylaws and with applicable laws. No other corporate proceedings on the part of Purchaser are necessary for Purchaser to execute and deliver this Agreement and for Purchaser to be bound by the terms hereof.

     5.5 Current Public Information; Financial Statements. Purchaser is a “reporting issuer” and has a class of securities registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Purchaser has filed with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and all items and information required to be disclosed, filed or furnished pursuant to Form 8-K or otherwise pursuant to the Exchange Act and Securities Act of 1933, as amended since December 31, 2003 (collectively, the “SEC Reports”).

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     5.6 No Breaches, etc. The negotiation of entering into this Agreement, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any breach or acceleration of any of the terms or conditions of Purchaser’s certificate of incorporation or bylaws or other organizational documents or of any mortgage, bond, indenture, agreement, contract, license or other instrument or obligation to which Purchaser is a party or by which its assets are bound, nor will they result in any violation of any statute, regulation, judgment, writ, injunction or decree of any court entered in a proceeding or action in which any of its assets are subject, except, in each case, for breaches or violations which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Purchaser’s financial condition or ability to perform its obligations under this Agreement.

     5.7 No Brokers or Finders. No person, firm or corporation has or will have, as a result of any act or omission of Purchaser or its Subsidiaries, any right, interest or valid claim against Sellers (or any of them) for any commission, fee or other compensation as a finder or broker in connection with the transactions contemplated by this Agreement.

     5.8 Investment Representations. Purchaser understands that the Shares have not been registered under the Securities Act or any other securities laws. Purchaser also understands that the Shares are being sold pursuant to an exemption from registration contained in the Securities Act based in part upon Purchaser’s representations contained in the Agreement. Purchaser represents that it is an accredited investor within the meaning of Regulation D under the Securities Act. Purchaser is acquiring the Shares for Purchaser’s own account for investment only, and not with a view towards their distribution. Further Purchaser has not made any general solicitation and is not aware of any advertisement or other general solicitation in connection with the transactions, contemplated in this Agreement. Neither Purchaser nor any agent acting on its behalf has solicited or will solicit any offers to sell or has offered to sell or will offer to sell all or any part of the Shares to any person or persons so as to bring the sale of such Shares by the Sellers to the Purchasers within the registration provisions of the Securities Act or any other securities laws.

Article VI.
Additional Covenants of Purchaser and the Company

     As a material inducement to Sellers to enter into this Agreement and to consummate the purchase and sale contemplated hereunder, and with the understanding that Sellers will be relying thereon in consummating the purchase of the Shares contemplated hereunder, Purchaser and the Company (as it exists after the Closing), jointly and severally, hereby covenant that, from and after the Closing until all portions of the purchase price, including all Contingent Cash Payments required to be made pursuant to Exhibit B:

     6.1 Conduct of Business After Closing. The Company or its successor shall conduct its business only in the ordinary course and consistent with prudent business practices.

     6.2 Funding of Business Plan. Purchaser shall, so long as Company performs substantially in accordance with the business plan and budget attached as Exhibit E to the

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Agreement, provide the Company with such funding as is contemplated by the aforementioned business plan and budget (as may be modified as contemplated therein).

     6.3 Access to Books and Records. Upon receipt of five (5) days notice or upon the filing of an Indemnification Claim pursuant to Article VIII, the Company shall permit the Principal Shareholders, the Sellers’ Representative and their representatives reasonable access to the Company’s books, records and information relating to the Company, its assets, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records and filings, organizational documents, capitalization, agreements, invoices, accounting records and reports, accountants’ work papers, computer systems and reports, and any other records and information relating to the Company and its operations in which the Principal Shareholders, the Sellers’ Representative and their representatives may have a reasonable interest pursuant to this Agreement (including the performance by the Principal Shareholders of their responsibilities as employees of the Company); provided that such investigation shall be reasonably related to the rights and remedies of Sellers under this Agreement, performance by the Principal Shareholders of their responsibilities as employees of the Company, verification of the Contingent Cash Payments, Indemnification Losses and Indemnification Claims, the factual basis of Purchaser’s claims related to the foregoing; and provided, further that such investigation shall not interfere unnecessarily with the normal business operations of the Company.

     6.4 401(k) Plan Matters. Prior to the Closing Date, the Company adopted resolutions to terminate the 401(k) Plan prior to the Closing. The distribution of 401(k) plan assets and dissolution of the 401(k) plan trust shall occur as soon as administratively feasible following the Closing Date and shall be the responsibility of the Company. The administrative costs incurred in connection with such distribution and dissolution shall be borne by the Company and shall be conducted at no cost or expense to Sellers, provided however that nothing in this Section 6.4 shall be construed to limit Sellers’, Principal Shareholders’ or Company’s liability for the representations made under Section 3.25.

Article VII.
Closing

     7.1 General Procedure. At the closing of the purchase and sale of the Shares pursuant to this Agreement (the “Closing”) each party shall deliver to the other parties, as appropriate, the purchase price amounts and the documents, certificates, agreements, instruments and materials described below. All deliveries, payments, transfers, transactions and documents referenced in this Article VII shall be interdependent, and none shall be effective unless and until all are effective (except to the extent that the party entitled to the benefit thereof has waived satisfaction and performance thereof as a condition precedent to the Closing).

     7.2 Time and Place. The Closing shall take place in the offices of eFunds Corporation, Gainey Center II, Ste. 300, 8501 North Scottsdale Road, Scottsdale, Arizona, at 10:00 o’clock, a.m. on April 13, 2004 or at such other time and place as shall be mutually acceptable to Purchaser and the Principal Shareholders (the “Closing Date”). Communication and procedures necessary to effect the Closing may be done by telephonic facsimile, telephone, electronic mail or any other means that the parties mutually deem acceptable.

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     7.3 Specific Items Delivered at the Closing. Contemporaneously with the execution and delivery of this Agreement at Closing, the parties shall deliver the following items to the appropriate party:

     (a) To be delivered by Purchaser:

     (i) Wire transfer in the aggregate amount of four million five hundred thousand Dollars ($4,500,000.00). Such amount shall be paid by wire transfer to the Penley Disbursement Account for and on behalf of each Seller as set forth in Section 2.2(a) pursuant to the wire instructions attached hereto as Exhibit H;

     (ii) Employment letters substantially in the form attached hereto as Exhibit I between Purchaser and each of the Principal Shareholders; and letters offering employment to all other current employees of the Company upon substantially the same terms of their current employment;

     (iii) [Intentionally Omitted];

     (iv) Certificate of good standing for Purchaser dated April 5, 2004 issued by the Secretary of State of the State of Delaware; and

     (v) Secretary’s certificate confirming that eFunds Board of Directors has authorized the transactions contemplated by this Agreement.

     (b) To be delivered by the Company or Sellers as appropriate:

     (i) Stock certificates representing all of the issued and outstanding shares of capital stock of the Company, which stock certificates shall be endorsed in blank, or lost share affidavits in form and substance reasonably satisfactory to Purchaser;

     (ii) The Termination of Indemnification Agreements in substantially the form attached hereto as Exhibit J;

     (iii) The Cancellation Agreements in substantially the form attached hereto as Exhibit K;

     (iv) Stock record books, minute books, corporate seals and all other books and records of the Company;

     (v) Resignations (subject to the terms of the employment letters described above) of the officers and directors of the Company in substantially the form attached hereto as Exhibit L;

     (vi) Employment letters substantially in the form of Exhibit I whereby each of Bruce F. Lowthers, Jr. and Cleve B. Shultz agrees to enter into an employment relationship with the Purchaser;

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     (vii) Certificate of good standing for the Company dated April 12, 2004 issued by the Secretary of State of the State of Georgia;

     (viii) Copies of signed consents and notices from the parties indicated on Exhibit M;

     (ix) Noncompetition and confidentiality arrangements in substantially the form attached hereto as Exhibit N;

     (x) Letter agreement in substantially the form attached hereto as Exhibit O terminating all agreements between the Company and Morris, Manning & Martin, LLP regarding the preparation of the customer identification policy, including the letter from Susan L. Spencer to Bruce F. Lowthers, Jr. dated May 2, 2003. All amounts owed by the Company pursuant to such letter agreement shall be paid out of the operating funds of the Company;

     (xi) A legal opinion from Morris, Manning & Martin, LLP in substantially the form attached hereto as Exhibit P; and

     (xii) Secretary’s certificate confirming that the Company’s Board of Directors has authorized the transactions contemplated by this Agreement.

Article VIII.
Indemnification and Disputes

     8.1 Survival of Representations. The covenants, representations and warranties of the parties shall survive the Closing and be in full force and effect until May 31, 2006; provided, however, that the representations and warranties other than those in Sections 3.5, 3.10, 3.21, 4.6 and 4.7 made by the Company and the Sellers shall expire one (1) year after the Closing Date. Notwithstanding the foregoing, if Required Notice of an Indemnification Claim (as those terms are defined below) has been given prior to the expiration of the applicable covenants, representations and warranties, then the relevant covenants, representations and warranties shall survive as to such Indemnification Claim, until such Indemnification Claim has been finally resolved.

     8.2 Limited Indemnification by Sellers and Principal Shareholders. Subject to the limitations set forth in this Article VIII, Sellers, severally and not jointly, agree to indemnify Purchaser with respect to, and hold Purchaser harmless from, any out-of-pocket loss, liability or expense (including, but not limited to, reasonable legal fees) (an “Indemnification Loss”) which Purchaser or the Company incurs or suffers by reason of, or which results from or arises out of any breach of any representation, warranty or covenant required to be performed prior to Closing made by the Company in this Agreement. In addition, each Seller, severally and not jointly with any other Seller, agrees to indemnify Purchaser with respect to, and hold Purchaser harmless from any Indemnification Loss which Purchaser incurs or suffers by reason of, or which results from or arises out of the breach by such Seller of any of such Seller’s representations, warranties or covenants under this Agreement. Notwithstanding anything to the contrary set forth herein:

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     (a) where Purchaser is entitled to indemnification pursuant to this Article VIII, such Indemnification Loss (once established pursuant to the procedures set forth below) must be satisfied first from the retained amounts held in the Penley Indemnification Account;

     (b) to the extent that the retained amounts are insufficient to cover such Purchaser’s Indemnification Loss, such Indemnification Loss shall be paid next from offsetting such Indemnification Loss amount against any and all Contingent Cash Payments to be calculated and paid to Sellers in accordance with Exhibit B, whether such payments are payable and due immediately or at some time in the future;

     (c) if, but only if, Purchaser is entitled to recover hereunder for an Indemnification Loss incurred as a result of breaches of the Company’s or Seller’s representations and warranties set forth in Sections 3.5, 3.10, 3.21 and 4.7 (and only such representations and warranties), the amount of which exceeds the retained amounts and Contingent Cash Payment amounts described in Section 8.2(a) and (b) above (the “Primary Indemnification Amounts”) then each Principal Shareholder, severally and not jointly, agrees to indemnify Purchaser for the amount by which such Indemnification Loss exceeds such Primary Indemnification Amounts up to such Principal Shareholder’s Maximum Liability Amount; provided, however, that such Principal Shareholder’s liability under this Section 8.2(c) shall expire on the first anniversary of the Closing Date. Except with regard to fraud, the maximum liability of each Principal Shareholder as an indemnifying party hereunder shall be equal to the cash purchase price amount received by such Principal Shareholder from Purchaser at Closing (the “Principal Shareholder Maximum Liability Amount”); and

     (d) except with regard to fraud, the amount of Indemnification Loss payable pursuant to this Section 8.2 shall not exceed the sum of the Primary Indemnification Amounts and the Principal Shareholder Maximum Liability Amount for each Principal Shareholder, and no Seller shall have any personal liability for any claims of Purchaser except, with respect to the Principal Shareholders, for Indemnification Losses described in Section 8.2(c) for which the Principal Shareholders have agreed to indemnify Purchaser.

     8.3 Indemnification by Purchaser. Subject to the limitations set forth in this Article VIII, Purchaser agrees to indemnify Sellers (and each of them) with respect to, and hold Sellers (and each of them) harmless from, any Indemnification Loss which Sellers (or any of them) incur or suffer by reason of, or which results from or arises out of the breach of any representation or warranty made by Purchaser in this Agreement, the breach by Purchaser or the Company of any of its covenants and agreements under this Agreement (including the obligation to pay Contingent Cash Payments in accordance with this Agreement and Exhibit B and subject to the procedures described therein).

     8.4 Conditions of Indemnification. The obligations of the indemnifying parties under this Article VIII to indemnify and hold an indemnitee harmless from any Indemnification Loss shall only become operative after, and to the extent that, the total amount of all claims for indemnification against an indemnifying party hereunder (“Indemnification Claims”) exceeds

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Fifty Thousand Dollars ($50,000), except that Indemnification Claims resulting from the breach of the Company’s representations contained in Sections 3.5, 3.10, and 3.21, from the breach of Seller’s representations and covenants in Sections 4.6 and 4.7 and from the breach of Purchaser’s representations, agreements and covenants contained in Article II, Sections 5.7, 6.1, 6.2, 6.3 and 6.4 and Exhibit B shall not be subject to such limitations. In addition, except with respect to (i) Indemnification Claims arising out of a breach or failure to comply with Sections 3.5, 3.10, 3.21, 4.6 and 4.7 which are made by Purchaser with a delivery of Required notice on or before May 31, 2006, (ii) Indemnification Claims for fraud or willful misconduct in violation of this Agreement by Sellers, (iii) Indemnification Claims other than claims pursuant to (i) which are made by Purchaser by delivery of a Required Notice prior to the first anniversary of the Closing Date in accordance with the terms hereof, but which are not resolved in accordance with the terms hereof by that date, all of Sellers’ and the Principal Shareholders’ indemnification obligations shall terminate on the first anniversary of the Closing Date.

     8.5 Indemnification Claims Procedures.

     (a) Notice of Claims. The party entitled to indemnification hereunder (the “Claimant”) shall promptly deliver to the party liable for such indemnification hereunder (the “Obligor”) notice in writing (the “Required Notice”) of any claim for recovery under this Article VIII, specifying in reasonable detail the nature of the Indemnification Loss, and, if known, the amount, or an estimate of the amount, of the liability arising therefrom. The Claimant shall provide to the Obligor as promptly as practicable thereafter information and documentation reasonably requested by the Obligor to support and verify the Indemnification Claim and Indemnification Loss asserted, provided that, in so doing, it may restrict or condition any disclosure upon the advice of counsel in the interest of preserving privileges of importance in any foreseeable litigation. Except as set forth in Section 8.6 below, the failure to deliver a Required Notice within a certain period of time shall not preclude a Claimant’s right to indemnification hereunder unless such failure or delay prejudices the rights of the Obligor in a material adverse manner.

     (b) Defense of Third Party Claims. If the facts pertaining to the Indemnification Loss arise out of the claim of any third party (other than Purchaser and its affiliates, on the one hand, and Sellers and their affiliates, on the other, whichever is entitled to indemnification for such matter) and indemnification is available by virtue of the circumstances of the Indemnification Loss, the Obligor has the right, to be exercised by delivering written notice to the Claimant within thirty (30) days of receipt of a Required Notice, to assume and control the defense or the prosecution thereof, including the employment of counsel or accountants, at its cost and expense. The assumption of the defense of an Indemnification Claim by the Obligor shall not be construed as an acknowledgement that the Obligor is liable to indemnify the Claimant in respect of such Indemnification Claim, nor shall it constitute a waiver by the Obligor of any defenses it may assert against the Claimant’s claim for indemnification. The Claimant shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the Claimant’s expense unless (i) the employment has been specifically authorized by the Obligor in writing or (ii) the Obligor has failed to assume the defense and employ counsel as contemplated above. Whether or not the Obligor chooses to so defend or prosecute any such

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Indemnification Claim, all the parties hereto shall cooperate in good faith and in a reasonable manner in the defense or prosecution thereof and shall furnish such records, materials, information, witnesses and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith. Reasonable costs and expenses incurred by the Claimant in assuming and controlling the defense or prosecution of such third party claims shall be an Indemnification Loss. In any event, neither the Claimant nor the Obligor shall be liable for any settlement of any such Indemnification Claim effected without its prior written consent, which shall not be unreasonably withheld, delayed or conditioned, and no third party Indemnification Claim may be settled by the Obligor without the prior written consent of the Claimant, which consent shall not be unreasonably withheld.

     8.6 Limitations. Notwithstanding anything in this Article VIII to the contrary:

     (a) Notwithstanding anything in this Article VIII to the contrary there shall be no limitation on the time during which indemnification may be sought or obtained for an instance of fraud or any knowing and willful breach of any provision of this Agreement.

     (b) Except in cases of fraud and knowing and willful breach of this Agreement, no Seller (other than the Principal Shareholders pursuant to Section 8.2(c) above) shall have personal liability to Purchaser or the Company; and

     (c) The parties each acknowledge and agree that this Article VIII is the exclusive remedy of each of them for damages for breaches of or under this Agreement, except in cases of fraud or knowing and willful breach of this Agreement. Anything to the contrary notwithstanding, nothing in this Agreement will prevent any party from filing an action to the extent such action is based in good faith upon fraud or knowing and willful breach of the provisions of this Agreement.

     8.7 Disputes; Arbitration. The parties agree to negotiate in good faith in an attempt to resolve all disputes regarding this Agreement or the matters set forth herein, including disputes regarding any Contingent Cash Payments, Indemnification Claim, Indemnification Loss or their liability under this Article VIII. In the event of a dispute in which the parties involved cannot reach agreement, such dispute shall be submitted to and settled by arbitration in accordance with the then prevailing commercial arbitration rules of the American Arbitration Association. Such arbitration shall be held in Denver, Colorado before a panel of three arbitrators, one selected by Sellers’ Representative, one selected by Purchase and the third selected by mutual agreement of the first two arbitrators, and all of whom shall be independent and impartial under the rules of the American Arbitration Association. The decision of the arbitrators shall be final and binding as to any matter submitted under this Agreement. In the event that there is a final resolution in accordance with this Section 8.7 concluding that either party has not brought or defended a claim in good faith, the arbitrators will have discretion to award the prevailing party reasonable attorneys’ fees and 10% interest over and above the award amount accruing from the date the claim was initially brought.

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Article IX.
Sellers’ Representative

     9.1 Appointment; Acceptance. At the Closing and by operation of this Agreement, Bruce F. Lowthers, Jr., and each of his successors, acting as hereinafter provided (the “Sellers’ Representative”), is hereby fully authorized and empowered by each Seller to act for and on behalf of such Sellers in connection with the transactions and agreements contemplated by this Agreement with respect to matters subsequent to the Closing Date, and each Seller acknowledges that such appointment is coupled with an interest and is irrevocable. In this regard (a) the Sellers’ Representative shall have full and complete authorization, on behalf of Sellers and each of them (i) to dispute or to refrain from disputing any claim made by Purchaser under this Agreement, (ii) to negotiate and compromise any dispute which may arise under, and to exercise or refrain from exercising remedies available to Sellers or any of them under this Agreement and to sign any release or other document with respect to such dispute or remedy, and (iii) to give such instructions and to do such other things and refrain from doing such other things as the Sellers’ Representative shall deem necessary or appropriate to carry out the provisions of this Agreement; and (b) Sellers and each of them shall be bound by all agreements and determinations made by and documents executed and delivered by the Sellers’ Representative under this Agreement. By executing this Agreement under the heading “Sellers’ Representative,” Bruce F. Lowthers, Jr. hereby (i) accepts his appointment and authorization to act as Sellers’ Representative as attorney-in-fact and agent on behalf of the Sellers in accordance with the terms of this Agreement, and (ii) agrees to perform his obligations under, and otherwise comply with this Article IX.

     9.2 Actions. Seller, by approval of this Agreement, expressly acknowledges and agrees that the Sellers’ Representative is authorized to act on his, her or its behalf, notwithstanding any dispute or disagreement between or among the Sellers or any of them, and that Purchaser and any other person or entity shall be entitled to rely on any and all actions taken by the Sellers’ Representatives under this Agreement without any liability to, or obligation to inquire of, any other Sellers. In addition, Sellers agree that the Sellers’ Representative shall have no personal liability for any action or failure to act unless the same was made in bad faith and in willful violation of the terms of the Disbursement Agreement. Notwithstanding anything herein to the contrary, Purchaser acknowledges that nothing in this Article IX shall create or increase the liability of Bruce F. Lowthers, Jr. to Purchaser under this Agreement.

     9.3 Successors. If the Sellers’ Representative ceases to function in his capacity as a Sellers’ Representative for any reason whatsoever, then Cleve B. Shultz shall be appointed as his successor, and if both cease to function in such capacity for any reason whatsoever, then Sellers, by action of Sellers who formerly held a majority of the Company’s Common Stock immediately prior to the Closing Date, shall have the right to appoint his successor; provided, however, that if for any reason no successor has been appointed pursuant to the foregoing within sixty (60) calendar days, then Purchaser shall have the right to appoint a successor. In the event of any change in the individual serving as the Sellers’ Representative, written notice of such change shall be given by the new Sellers’ Representative to Purchaser and Sellers.

     9.4 Effectiveness. The authorizations of the Sellers’ Representative shall be effective until its rights and obligations under this Agreement and the Disbursement Agreement terminate

EXECUTION COPY

by virtue of the termination of any and all obligations of Sellers to Purchaser and of Purchaser to the Sellers under this Agreement. The authorizations of the Sellers’ Representative shall be effective with respect to each Seller in his, her or its capacity as a shareholder, option holder or former shareholder or option holder of the Company and Sellers’ rights and obligations under this Agreement, but not under any other agreement (e.g., employment agreements, indemnification agreements) unless otherwise expressly stated in such agreement between or among one or more parties to this Agreement.

Article X.
Miscellaneous

     10.1 Binding Effect. This Agreement shall be binding upon and inure to the benefit of and be enforceable against the parties hereto and their respective successors.

     10.2 Cooperation and Exchange of Tax Information. The parties agree to furnish, or to cause to be furnished in good faith to each other, such cooperation and assistance as is reasonably necessary to file any future returns, to respond to audits, to negotiate settlements with tax authorities and to prosecute and defend against tax claims.

     10.3 Governing Law. This Agreement shall in all respects be governed by, and enforced and interpreted in accordance with, the laws of the State of Delaware.

     10.4 Notices. All notices, consents, requests, instructions or other communications provided for herein shall be in writing and shall be deemed validly given, made and served when (a) delivered personally, (b) sent by certified or registered mail, postage prepaid, (c) sent by reputable overnight delivery service, or (d) sent by telephonic facsimile transmission and, pending the designation of another address, addressed as follows:

If to Sellers (or any of them)
to the Sellers’ Representative at:	Bruce F. Lowthers, Jr.
Sellers’ Representative
5850 Hershinger Close
Duluth, GA 30097

If to the Company:	Penley, Inc.
6470 East Johns Crossing
Suite 330
Duluth, GA 30097
Attention: Chief Executive Officer
Telecopy: (678) 475-0390

In each case, with a copy to:	Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, GA 30326
Attention: Susan L. Spencer
Telecopy: (404) 365-9532

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If to Purchaser:	eFunds Corporation
Gainey Center II, Ste. 300
8501 North Scottsdale Rd.
Scottsdale, AZ 85253
Attention: General Counsel
Telecopy: (480) 629-7661

with an additional copy to:	Dorsey & Whitney LLP
50 South 6th Street
Suite 1500
Minneapolis, MN 55402
Attention: Robert A. Rosenbaum
Telecopy: (612) 340-7800

     10.5 Entire Agreement and Counterparts. This Agreement, the Exhibits attached hereto, and any Schedules delivered pursuant to the provisions hereof, set forth the entire agreement between Sellers and Purchaser relating to the Shares, superseding in all respects any and all prior oral or written agreements or understandings between them pertaining to the transactions contemplated by this Agreement. This Agreement shall be amended or modified only by written instrument signed by Sellers and Purchaser. This Agreement may be executed in one or more counterparts, any one of which need not contain the signatures of more than one party and each of which shall be deemed an original and all of which, taken together, shall constitute one agreement. A telephonic facsimile signature will be considered an original.

     10.6 Headings. Section and article headings used in this Agreement have no legal significance and are used solely for convenience of reference.

     10.7 Assignment. Company and Sellers hereby agree that (a) Purchaser may assign or transfer its rights or delegate its responsibilities under this Agreement to a wholly-owned subsidiary or to an acquirer of Purchaser or all or substantially all of the assets of Purchaser, (whether by merger, stock purchase, purchase of assets, operation of law or otherwise); provided, however, that Purchaser shall remain liable for all obligations of Purchaser and (from and after the Closing) the Company hereunder, (b) each Seller may assign or transfer his, her or its rights to receive payments of the purchase price hereunder provided advance written notice thereof is delivered by such Seller to the Sellers’ Representative and provided further that such Seller shall remain liable for its obligations hereunder. Other than as expressly permitted above, no party may assign or transfer its rights or obligations under this Agreement, in whole or in part (whether by merger, stock purchase, purchase of assets, operation of law or otherwise), without the prior written consent of the Purchaser and the Company (in the event of an assignment or transfer by Sellers or any of them) and the Principal Shareholders (in the event of any assignment or transfer by Purchaser or the Company).

     10.8 Expenses. Except to the extent otherwise provided in this Agreement, each party shall pay for its own legal, accounting and other similar expenses incurred in connection with the transactions contemplated by this Agreement. All legal, accounting or other similar professional

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advisory expenses incurred by the Company for the purpose of negotiating this transaction on behalf of the Company shall be regarded as expenses of Sellers.

     10.9 Publicity. Except as required by law, all notices to third parties and other publicity relating to the matters contemplated by this Agreement shall be jointly planned and coordinated between the Principal Shareholders and Purchaser, and none of the parties shall unilaterally release such notices or publicity without the prior, written approval of the Principal Shareholders and Purchaser.

[Signatures begin on next page]

     IN WITNESS WHEREOF, Sellers and Purchaser have executed this Purchase and Sale Agreement as of the date set forth in the first paragraph.

PURCHASER eFunds Corporation
By:	/s/ Rahul Gupta
	Name:	Rahul Gupta
	Title:	SVP, Division Executive

THE COMPANY Penley, Inc.
By:	/s/ Bruce F. Lowthers, Jr.
	Name:	Bruce F. Lowthers, Jr.
	Title:	Chief Executive Officer and President

SELLERS Principal Shareholders:
/s/ Bruce F. Lowthers, Jr.
Bruce F. Lowthers, Jr.

/s/ Cleve B. Shultz
Cleve B. Shultz

Signature Page to Purchase and Sale Agreement

Other Shareholders or Holders of Options:

/s/ Bruce F. Lowthers, Sr.

Bruce F. Lowthers, Sr.

/s/ Eleanor M. Lowthers

Eleanor M. Lowthers

/s/ Charles H. Smith

Charles H. Smith

/s/ Rolfe Hanna

Rolfe Hanna

Habif Arogeti & Wynn LLP Profit Sharing Plan f/b/o Jonathan L. Miller
Name: /s/ Jonathan L. Miller

Title: Trustee

/s/ Baron J. Frankel

Baron J. Frankel

/s/ Joseph D. Simms

Joseph D. Simms

/s/ Cynthia MacPherson

Cynthia MacPherson

/s/ Kevin F. Bernier

Kevin F. Bernier

/s/ Kenneth B. Cox

Kenneth B. Cox

/s/ Richard J. Dewitt

Richard J. Dewitt

LKL Investments, Inc.
Name: /s/ Steve E. Copeland

Title: President

/s/ Richard A. Williams

Richard A. Williams

/s/ Robert A. Jetmundsen

Robert A. Jetmundsen

/s/ Vivian van Zyl

Vivian van Zyl

/s/ Alisa Barchie

Alisa Barchie

/s/ Aaron Caffey

Aaron Caffey

/s/ Winnie Phillip

Winnie Phillip

/s/ Tina Dawson

Tina Dawson

/s/ Andrew Collins

Andrew Collins

/s/ Goodman G. Ledyard

Goodman G. Ledyard

/s/ Michael D. Easterly

Michael D. Easterly

/s/ Robert Gatto

Robert Gatto

/s/ Marco Piovesan

Marco Piovesan

SELLERS’ REPRESENTATIVE

/s/ Bruce F. Lowthers, Jr.

Bruce F. Lowthers, Jr.
Attorney-in-fact

Signature Page to Purchase and Sale Agreement

List Indentifying Contents
of Omitted Schedules

The following Exhibits and Schedules have been omitted from this Exhibit 2.1:

Exhibit A, Sellers List and Payment Information

The registrant will furnish supplementally a copy of any omitted Schedule or Exhibit to the Securities and Exchange Commission upon the request of the Commission.

EXHIBIT B

Contingent Purchase Price Payment (Earnout)

     As part of the purchase price for the Shares, Purchaser shall pay the Contingent Cash Payment, if any, calculated and payable in accordance with the provisions of this Exhibit B.

1. Definitions.

     As used in this Exhibit B, the following terms shall have the following meanings:

All capitalized terms, not defined in this Exhibit B, shall have the meanings ascribed thereto in the Agreement.

“Agreement” shall mean the Purchase and Sale Agreement with respect to the Shares of the Company’s capital stock dated April 13, 2004 between eFunds Corporation, Penley Inc. and the Sellers identified therein.

“Base Period Amount” shall mean with respect to Contingent Period 1, Two Million Five Hundred Thousand Dollars ($2,500,000) and with respect to Contingent Period 2, (i) the Revenue for Contingent Period 1 if such Revenue is Three Million Dollars ($3,000,000) or greater; or (ii) Three Million Dollars ($3,000,000) if such Revenue is less than Three Million Dollars ($3,000,000).

“Contingent Cash Payments” shall mean the additional purchase price amounts payable with respect to the purchase of the Shares, as such amounts are determined in accordance with Section 2 of this Exhibit B and Schedule B-1 attached hereto for each of Contingent Period 1 and Contingent Period 2, as each may be reduced (but not below zero) by Section 2(b) of this Exhibit B. Anything herein to the contrary notwithstanding, the aggregate Contingent Cash Payments shall not exceed Twenty-One Million Dollars ($21,000,000).

“Contingent Payment Date” shall have the meaning set forth in Section 2(a) of this Exhibit B.

“Contingent Period 1” shall mean the period commencing on April 1, 2004 and ending on March 31,2005.

“Contingent Period 2” shall mean the period commencing on April 1, 2005 and ending on March 31,2006.

“Contingent Periods” shall mean both Contingent Period 1 and Contingent Period 2.

“Controlled Group” shall mean collectively, the Company, the Purchaser, or a direct or indirect parent, majority-owned subsidiary or other entity similarly controlling, controlled by or under common control with the Company.

“Disability” shall mean the inability, as a result of illness, disease, injury, mental or physical impairment or similar cause, as determined by a qualified medical practitioner, to fulfill substantially Executive’s employment obligations to the Company, the Purchaser, or another member of the Controlled Group employing such person at the time such inability arises, either for any consecutive 180 day period or for any period of 180 days (whether or not consecutive) within any consecutive 365 day period.

“Executive” shall mean, as applicable, either Bruce F. Lowthers, Jr. or Cleve B. Shultz.

“GAAP” shall mean U.S. generally accepted accounting principles.

“Profit Margin” shall mean the ratio, expressed as a percentage, of net income to total revenue of the Company (as if operated on a stand-alone basis); provided that no allocations of ordinary course of business overhead corporate costs shall be taken into consideration for purposes of determining the Profit Margin of the Company.

“Purchaser Certificate” shall have the meaning set forth in Section 2(d)(i) of this Exhibit B.

“Qualified Revenue” shall mean Revenue reduced by the Base Period Amount.

“Remaining Contingent Period Percentage” shall mean, with respect to Contingent Period 1 and Contingent Period 2:

1- Management Period where

“Management Period” means the number of days in Contingent Period 1 or Contingent Period 2, as the case may be, during which Mr. Lowthers or Mr. Shultz, as the case may be, was employed by or otherwise providing services under a consulting agreement or similar arrangement to the Company, the Purchaser or a direct or indirect parent or subsidiary of the Company or the Purchaser. In the event Mr. Lowthers or Mr. Shultz suffers a Termination Without Cause (as defined below) during a Contingent Period, then the Management Period of such person for such Contingent Period and any subsequent Contingent Period shall be deemed to be 365.

“Revenue” shall mean the total revenue of the Company for the applicable Contingent Period as determined in accordance with GAAP and Section 2(c) of this Exhibit B.

“Review Accounting Firm” shall have the meaning set forth in Section 2(d)(iii) of this Exhibit B.

“Termination with Cause” shall mean any termination by the Company, the Purchaser, or another member of the Controlled Group of Executive’s employment with the Company, the Purchaser, or another member of the Controlled Group by reason of:

(i)	Executive’s engagement in illegal conduct or willful misconduct that is demonstrably injurious to the business of the Company or any member of the Controlled Group;

(ii)	The continued failure by Executive to (other than as the result of death or Disability) to substantially perform Executive’s material duties, after a written demand for substantial performance is delivered to Executive by the executive officer of the Company to which Executive reports;

(iii)	Executive commits an act, or omits to take action, and in bad faith which action or inaction results in a material detriment to one or more members of the Controlled Group;

(iv)	Executive commits an act of fraud, misappropriation, embezzlement or other acts of dishonesty in connection with any member of the Controlled Group or their customers or vendors;

(v)	Executive is convicted of or pleads guilty or nolo contendre to criminal misconduct constituting a felony or gross misdemeanor involving a breach of ethics, moral turpitude or other immoral conduct reflecting adversely upon the reputation or interests of any member of the Controlled Group or their customers or vendors or Executive becomes subject to criminal sanctions that will prevent Executive from performing his duties in the ordinary course for a period of time that is likely to exceed 30 days;

(vi)	Executive’s use of narcotics, liquor or illicit drugs has had a continuing and demonstrable negative effect on Executive’s ability to perform his duties or responsibilities to the members of the Controlled Group; or

(vii)	Executive is in default under any agreement between Executive and the members of the Controlled Group or Executive refuses to execute and deliver any lawful agreement that the Company generally requires Executive’s peer executives to sign.

“Termination Without Cause” shall mean any termination of employment by the Purchaser or by another member of the Controlled Group, if applicable, that is not a result of a Termination for Cause, a termination of employment by the Purchaser or by another member of the Controlled Group, if applicable, as a result of death, or a termination by the Purchaser or by another member of the Controlled Group, if applicable, as a result of a Disability.

     2. Calculation of Contingent Cash Payments.

     (a) General. The Contingent Cash Payment for each of Contingent Period 1 and Contingent Period 2, respectively, shall be determined by calculating the Qualified Revenue for Contingent Period 1 or Contingent Period 2, as the case may be, by locating such Qualified Revenue amount under the heading “Qualified Revenue” on Schedule B-1 for the applicable Contingent Period, and then multiplying such Qualified Revenue amount as indicated under the heading “Contingent Cash Payment Amount” in the applicable table on Schedule B-1. On or before the sixtieth (60th) day following the end of each of Contingent Period 1 and Contingent Period 2 (each a “Contingent Payment Date”) or on the immediately following business day if the Contingent Payment Date is not a business day, and in addition to the portion of the purchase price provided for in Section 2.1 (a) of the Agreement, Purchaser shall pay the applicable Contingent Cash Payments to Sellers’ Representative by wire transfer pursuant to Section 2.2 of the Agreement as additional purchase price consideration for the purchase of the Shares. Sellers’ Representative shall pay such funds to the Sellers in accordance with the percentages set forth opposite such Seller’s name under the heading “Cash at Closing” on Exhibit A to the Agreement and the Disbursement Agreement. Notwithstanding anything herein to the contrary, no Contingent Cash Payment shall be paid with respect to any Contingent Period in which the Company does not attain a Profit Margin of fifteen percent (15%) or greater, and the aggregate amount paid in Contingent Cash Payments shall not exceed Twenty-One Million Dollars ($21,000,000).

     (b) Restrictions. It is hereby expressly acknowledged and agreed that Purchaser’s agreement to pay a portion of the purchase price for the Shares and the Sellers’ agreement to accept such portion of the purchase price in a contingent manner is based, in part, upon the anticipated future performance of the Company as operated in a manner which is substantially consistent with its operations before Closing. Therefore, anything herein to the contrary notwithstanding, the Contingent Cash Payment for Contingent Period 1 and Contingent Period 2 shall be reduced by an amount determined by multiplying the Remaining Contingent Period Percentages by fifty percent (50%) of the Contingent Cash Payment for such Contingent Periods if either Bruce F. Lowthers, Jr. or Cleve B. Shultz is not employed by or otherwise providing services under a consulting agreement or similar arrangement to the Company, the Purchaser, or a direct or indirect parent, subsidiary or other affiliate of the Company or the Purchaser for the entire sixth (6th) month period following the Closing Date, or by an amount determined by multiplying the Remaining Contingent Period Percentages by one hundred percent (100%) of the Contingent Cash Payment for such Contingent Periods in the event both Bruce F. Lowthers, Jr. and Cleve B. Shultz are not employed by or otherwise providing services under a consulting agreement or similar arrangement to the Company, the Purchaser or a direct or indirect parent, subsidiary or other affiliate of the Company or the Purchaser as of the end of such six (6) month period following the Closing Date, in each case except to the extent that either Mr. Lowthers or Mr. Shultz has suffered a Termination Without Cause (in which case no reduction of the Contingent Cash Payments shall be made).

     (c) Determination of Revenue; Operation of the Company. For purposes of calculating Revenue, all effects of purchase accounting adjustments caused by the acquisition of the Company by Purchaser shall be disregarded. For purposes of calculating the Contingent Cash Payments owed in the case of standard Company products and services sold directly by Purchaser or another member of the Controlled Group (other than the Company), Revenues shall include the amount of revenue generated by such sales as if the Purchaser or such other member of the Controlled Group (other than the Company) was operating as the third-party reseller of the Company conducting sales of a substantially similar nature with the most favorable discount or reseller rate then applicable to such substantially similar sales. As a material inducement to Purchaser to enter into the Agreement, Sellers, Purchaser and the Company agree that from and after the Closing Date, the business shall be operated and managed in compliance with the ordinary and customary policies and procedures of Purchaser, including those policies and procedures set forth in the Global Corporate Commitment Authority, attached hereto as Schedule B-2, as the same may be amended from time to time. All amounts to be determined in calculating the Contingent Cash Payments under the Agreement and this Exhibit B shall be determined in accordance with GAAP as consistently applied by Purchaser as reflected in its SEC Reports. Company and Sellers further understand and agree that the transactions contemplated by the Agreement constitute a transfer of control to Purchaser, and accordingly, Purchaser and its representatives will exercise its and their business judgment regarding the operations of Company or its successors in a manner consistent with its and their duties to the shareholders of Purchaser. From and after the Closing Date, Purchaser, consistent with its duties and obligations set forth in the preceding sentence, and the Company shall use commercially reasonable efforts to operate and manage the business of the Company in such a manner as to provide a reasonable opportunity for the achievement of the objectives contemplated by this Exhibit B. In the event that a Company product or service is non-compliant in any material respect with applicable federal and/or state legislation, including but not limited to the Fair Credit Reporting Act, Purchaser may decide, in the exercise of commercially reasonable business judgment, not to market the non-compliant product or service unless and until modification to bring the product or service into compliance can be done at a reasonable cost. Company and Sellers acknowledge and accept that some or all of the revenue associated with non-compliant products or services in the Company’s business plan for the Contingent Periods may not be realized if there is a delay in marketing of those non-compliant products or services and that any revenue shortfall associated with such a delay will decrease the likelihood of the Company achieving the targets required for Contingent Cash Payments. Without limiting the generality of the preceding sentence, Purchaser and the Company hereby confirm their covenants and agreements as set forth in Article VI of the Agreement, and further agree that from the Closing Date until the expiration of Contingent Period 2, Purchaser shall, so long as Company performs substantially in accordance with the business plan and budget attached as Exhibit E to the Agreement, provide the Company with such funding as is contemplated by the aforementioned business plan and budget (as may be modified as contemplated therein).

     (d) Calculation Process and Administration. The amount of each Contingent Cash Payment shall be calculated and agreed upon by the parties as follows:

     (i) At least thirty (30) days prior to each Contingent Payment Date, Purchaser shall deliver to Sellers’ Representative a certificate signed by a duly authorized official of Purchaser setting forth the calculation of the amount of the Contingent Cash Payment, if any, payable on such Contingent Payment Date (the “Purchaser Certificate"'). The Purchaser Certificate shall set forth the facts forming the basis of such calculation and details of such calculation in sufficient detail and with inclusion of facts sufficient to enable Sellers’ Representative to determine the accuracy thereof. Purchaser and the Company shall deliver all reasonably requested information to the Sellers’ Representative pursuant to Section 6.5 of the Agreement in connection with the matters presented in the Purchaser Certificate. The parties acknowledge and agree that each Contingent Cash Payment shall be calculated in accordance with this Exhibit B.

     (ii) The calculation of any Contingent Cash Payment as set forth in the Purchaser Certificate shall be binding on the parties hereto if the Sellers’ Representative has been previously granted access to all information requested pursuant to Section 2(e)(i) above and Section 6.5 of the Agreement and the Sellers’ Representative has not delivered written notice of any objection of the

Sellers (or any of them) to such calculations within thirty (30) days following receipt by the Sellers’ Representative of the Purchaser Certificate. The written notice by the Sellers’ Representative shall specify the items and calculations objected to, and Purchaser and Sellers’ Representative will seek in good faith, for a period of thirty (30) days following receipt of such written notice, to resolve promptly the matters set forth in the notice. From and after the date of any written notice of objection, that portion of the Contingent Cash Payment not in dispute shall be promptly paid by Purchaser to Sellers and that portion of the Contingent Cash Payment in dispute shall not be paid until a final determination is made pursuant to this Section 2(e) of the Contingent Cash Payment to be paid.

     (iii) In the event the parties are unable to resolve such differences during the period described in Section 2(e)(ii) above, the parties will submit the matter for review by a mutually agreed upon accounting firm (the “Review Accounting Firm”), and such review by the Review Accounting Firm shall be limited to (A) such items and calculations as were addressed in the written notice of objection of Sellers’ Representative that have not been resolved by the parties, and (B) any factual or mathematical errors contained in the Purchaser Certificate or in the underlying information necessary to derive the statements reflected therein. The parties shall cause the Review Accounting Firm to review, subject to the limitations of the previous sentence, the calculation of the Contingent Cash Payment and to make, subject to the limitations of the previous sentence, such corrections thereto as it deems appropriate consistent with the terms of the Agreement and this Exhibit B. Within thirty (30) days after the matter is submitted to the Review Accounting Firm, the Review Accounting Firm shall issue a written report of its review, setting forth in reasonable detail its calculation of such Contingent Cash Payment. The determination of the Contingent Cash Payment as calculated by the Review Accounting Firm and set forth in its report shall be conclusive and binding on the parties to this Agreement and shall be the sole and exclusive means of resolving such disputes. Following a final determination of the amount of the Contingent Cash Payment, if any, such amount shall be paid together with interest as provided below, promptly by Purchaser to Sellers’ Representative in accordance with the terms of this Exhibit B but in any event no later than ten (10) business days after the Review Accounting Firm’s report is delivered to Purchaser. In the event the parties cannot mutually agree upon an accounting firm, the parties will submit the matter to be reviewed and settled in arbitration in accordance with Section 8.7 of the Agreement; provided, however that under this Section 2(e)(iii), only arbitrators, who specialize in accounting matters, shall be selected and such arbitrators shall limit their review to the matters identified in this Section 2(e)(iii).

     (iv) In the event Purchaser and Sellers submit any unresolved differences to the Review Accounting Firm for resolution as provided in Section 2(e)(iii) above, Purchaser shall be responsible for the fees and expenses of the Review Accounting Firm in proportion to the percentage of the dollar amount of such unresolved differences as are resolved in favor of Sellers and Sellers will be responsible for the remainder of such fees and expenses. In the event that such fees and expenses are unable to be so allocated, each party shall pay fifty percent (50%) of such fees and expenses.

     (v) Interest shall accrue with respect to all unpaid Contingent Cash Payment amounts, or portions thereof, from the applicable Contingent Payment date until paid in full pursuant to the foregoing provisions, at the annual interest rate of six percent (6%).

     (e) Tax Treatment. The Contingent Cash Payments are provided for as a result of the Purchaser’s and the Sellers’ uncertainty concerning the value of Sellers’ Shares. The value of Sellers’ Shares depends upon many factors, including but not limited to the revenue of the Company, the net operating results of the Company, the continued participation of management in the business of the Company, and many other factors affecting the Company’s future performance. Therefore, the parties agree that the contingency reflected in the Agreement and this Exhibit B is the best method to determine the ultimate amount of consideration payable to all of the Sellers in exchange for their Shares. The parties further agree that for federal, state and local income tax purposes, the Contingent Cash Payments will be treated as payments in exchange for Sellers’ Shares and Purchaser and the Company agree to prepare and file all tax returns and other reports in a manner consistent with the Agreement and this Exhibit B.

SCHEDULE B-1

Contingent Cash Payment Schedule

Contingent Period 1

Qualified Revenue	Contingent Cash Payment Amount*
0 to 1,500,000	2.00 times Qualified Revenue
1,500,001 to 1,650,000	2.05 times Qualified Revenue
1,650,001 to 1,800,000	2.10 times Qualified Revenue
1,800,001 to 1,950,000	2.15 times Qualified Revenue
1,950,001 and above	2.20 times Qualified Revenue

Contingent Period 2

Qualified Revenue	Contingent Cash Payment Amount*
$0 to 1,999,999	$0
2,000,000 to 2,179,999	1.60 times Qualified Revenue
2,180,000 to 2,219,999	1.70 times Qualified Revenue
2,220,000 to 2,359,999	1.80 times Qualified Revenue
2,360,000 to 2,499,999	1.90 times Qualified Revenue
2,500,000 to 2,639,999	2.00 times Qualified Revenue
2,640,000 to 2,779,999	2.05 times Qualified Revenue
2,880,000 to 2,919,999	2.10 times Qualified Revenue
2,920,000 to 3,059,999	2.15 times Qualified Revenue
3,060,000 and above	2.20 times Qualified Revenue

*Subject to reduction as per Sections 2(a) and (b) of this Exhibit B.

By way of example, and to further clarify the calculation of the Contingent Cash Payment amounts:

(A) If total Revenue for Contingent Period 1 is $4,300,000 and for Contingent Period 2 is $6,900,000 and the Profit Margin is equal to or greater than 15% for both Contingent Periods, the Contingent Cash Payments would be calculated as follows:

Contingent Period 1

Qualified Revenue = $4,300,000 – 2,500,000 = $1,800,000

Contingent Cash Payment Amount = $1,800,000 x 2.1 = $3,780,000

Contingent Period 2

Qualified Revenue = $6,900,000 – 4,300,000 = $2,600,000

Contingent Cash Payment = $2,600,000 x 2 = $5,200,000

(B) If total Revenue for Contingent Period 1 is $2,400,000 and for Contingent Period 2 is $5,100,000 and the Profit Margin is equal to or greater than 15% for Contingent Period 2, the Contingent Cash Payments would be calculated as follows:

Contingent Period 1

Qualified Revenue = $2,400,000 – 2,500,000 = ($100,000)

Contingent Cash Payment Amount = $0

Contingent Period 2

Qualified Revenue – $5,300,000 – 3,000,000 = $2,300,000

Contingent Cash Payment = $2,300,000 x 1.8 = $4,140,000

(C) If total Revenue for Contingent Period 1 is $8,000,000 and for Contingent Period 2 is $13,000,000 and the Profit Margin is equal to or greater than 15% for both Contingent Periods, the Contingent Cash Payments would be calculated as follows:

Contingent Period 1

Qualified Revenue = $8,000,000 – 2,500,000 – $5,500,000

Contingent Cash Payment Amount = $5,500,000 x 2.2 = $12,100,000

Contingent Period 2

Qualified Revenue = $13,000,000 – 8,000,000 = $5,000,000

Contingent Cash Payment = $5,000,000 x 2.2 = $11,000,000 of which only $8,900,000 will be paid because the aggregate of Contingent Cash Payments cannot exceed $21,000,000.

(D) If total Revenue for Contingent Period 1 is $4,000,000 and for Contingent Period 2 is $6,000,000 and the Profit Margin is 14% for both Contingent Periods, no Contingent Cash Payments would be made because of the failure to attain a Profit Margin equal to or greater than 15%.

Notwithstanding anything to the contrary in the Agreement, Exhibit B or this Schedule B-1, under no circumstances will the aggregate amount of Contingent Cash Payments exceed Twenty-One Million Dollars and under no circumstances will Revenue for which a Contingent Cash Payment for Contingent Period 1 has been paid also be counted as Revenue for Contingent Period 2.